SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 30, 2005 – Q3 –

Unaudited Financial Statements   and Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

BYRON GLOBAL CORP.

 (Formerly Byron Resources Inc.)

3903 – 2045 Lakeshore Blvd. West, TORONTO, ONTARIO, CANADA M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [    ]     Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON GLOBAL CORP.

                                                                                                       (Registrant)

Date       November 14, 2005

/s/“Ross McGroarty”
Ross McGroarty, Chairman, ASO

INTERIM FINANCIAL STATEMENTS OF

BYRON GLOBAL CORP.

(A Development Stage Company)

NINE MONTHS ENDED SEPTEMBER 30, 2005

(Stated in Cdn. Dollars)

- UNAUDITED -

BYRON GLOBAL CORP.

(A Development Stage Company)

 BALANCE SHEETS

(Stated in Cdn. Dollars)

	September 30, 2005	December 31, 2004
ASSETS
CURRENT ASSETS
Cash	$278	$6,209
Amounts receivable	437	571
Marketable securities (Notes 3)	890	222,695
	1,605	229,475
EQUIPMENT (Note 4)	1,347	1,668
	$2,952	$231,143

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$21,830	$25,711
Note payable (Note 5)	209,475	299,310
Due to shareholder (Note 6)	150,858	130,169
	382,163	455,190

DEFICIT LESS CAPITAL STOCK
DEFICIT	(15,112,687)	(15,336,734)

CAPITAL STOCK
Authorized -
Unlimited number of common shares
Issued -
3,089,998 common shares	15,112,687	15,112,687
	(379,211)	(224,047)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

 STATEMENTS OF OPERATIONS

(Stated in Cdn. Dollars)

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004	January 1, 2002 (Date of Commencement of Development Stage) to September 30, 2005
EXPENSES
Administration and general	$302	$7,667	$10,855	$19,186	$213,535
Amortization	99	150	322	460	3,070
Consulting fees	-	-	-	-	155,837
Foreign exchange gain	(13,422)	(16,240)	(8,513)	(7,724)	(173,670)
Interest	8,089	7,483	25,857	22,617	234,322
Legal fees	-	16,793	3,592	33,174	114,465

OPERATING INCOME (LOSS)	4,932	(15,853)	(32,113)	(67,713)	(547,559)

LOSS ON SALE OF INVESTMENT	-	-	147,121	-	147,121

WRITE-OFF OF RELATED COMPANY	-	-	-	-	984,760

NET INCOME (LOSS) FOR THE PERIOD	$4,932	$(15,853)	$(179,234)	$(67,713)	$(1,679,440)
NET LOSS PER SHARE	$0.00	$(0.01)	$(0.06)	$(0.02)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

(Stated in Cdn. Dollars)

	Number of Common Shares	Amount	Deficit Accumulated Prior to Development Stage	Deficit Accumulated Prior to Development Stage	Accumulated Other Comprehensive Income	Stockholders' Equity
BALANCE, DECEMBER 31, 2004	3,089,998	$15,112,687	$(13,801,947)	$(1,500,207)	$(34,580)	$(224,047)
Other comprehensive loss	-	-	-	-	(67,276)	(67,276)
Net loss for the period	-	-	-	(19,170)	-	(19,170)
BALANCE, MARCH 31, 2005	3,089,998	15,112,687	(13,801,947)	(1,519,377)	(101,856)	(310,493)
Realized loss transferred to net income	-	-	-	-	91,546	91,546
Other comprehensive loss	-	-	-	-	(171)	(171)
Net loss for the period	-		-	(164,996)	-	(164,996)
BALANCE, JUNE 30, 2005	3,089,998	15,112,687	(13,801,947)	(1,684,373)	(10,481)	(384,114)
Other comprehensive loss	-	-	-	-	(29)	(29)
Net income for the period	-	-	-	4,932	-	4,932
BALANCE, SEPTEMBER 30, 2005	3,089,998	$15,112,687	$(13,801,947)	$(1,679,441)	$(10,510)	$(379,211)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

(Stated in Cdn. Dollars)

	Ended September 30, 2005	Ended September 30, 2004	Ended September 30, 2005	Ended September 30, 2004	January 1, 2002 (Date of Commencement Stage) to June 30, 2005
CASH FROM OPERATIONS
Net income (loss) for the period	$4,932	$(15,853)	$(179,234)	$(67,713)	$(1,679,440)
Items not involving cash -
Amortization	99	150	322	460	3,070
Unrealized foreign exchange loss (gain)	(22,487)	(10,230)	(14,609)	10,642	(199,291)
Write down of related company	-	-	-		984,760
Consulting fee paid in common shares	-	-	-	-	150,000
Loss on disposal of investment	-	-	14,121	-	147,121
	(17,456)	(25,933)	(46,400)	(56,611)	(593,780)
Change in -
Amounts receivable	43	(1,927)	134	8,876	6,852
Amounts payable and accrued liabilities	(498)	(1,734)	(3,881)	(8,450)	8,532
Notes payable	11,225	-	23,527	-	223,577
	(6,686)	(29,594)	(26,620)	(56,185)	(354,819)
FINANCING ACTIVITY
Advances by shareholder	6,261	28,609	20,689	53,223	150,858

INVESTING ACTIVITIES
Purchase of marketable securities	-	-	-	-	(257,276)
Purchase of capital assets	-	-	-	-	(4,417)
Advances to related company	-	-	-	-	(171,420)
	-	-	-	-	(433,113)
NET CHANGE IN CASH DURING THE PERIOD	(425)	(985)	(5,931)	(2,962)	(637,074)
CASH - BEGINNING OF PERIOD	703	1,425	6,209	3,402	637,352
CASH - END OF PERIOD	$278	$440	$278	$440	$278

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2005

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.  The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

2.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements should be read in conjunction with the Company's most recent annual audited financial statements as they may not conform in all respects to general accounting principles accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

These financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7.

(b)

Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value.  Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)

Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment

-

30%

Office equipment

-

20%

(d)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".  At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109").  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)

Basic Earnings or Loss Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".  Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the period.

(g)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income".  Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities.

3.

MARKETABLE SECURITIES

The marketable securities consist of common shares of Ontex Resources Limited ("Ontex") and Bio-America Inc.   On August 15, 2005, the shares of Ontex were transferred to a noteholder to reduce the note payable described in Note 5.

4.

EQUIPMENT

	June 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net	Net

Computer equipment	$3,640	$2,635	$1,005	$1,270
Office equipment	778	436	342	398
	$4,418	$3,071	$1,347	$1,668

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2005

5.

NOTE PAYABLE

June 30, 2005	December 31, 2004

8% convertible unsecured debenture in the amount of U.S $175,884 (2004 - U.S. $248,431) repayable on demand with no set repayment terms. The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the Company at the higher of (i) 75% of the average closing bid price for the preceding five trading days, and (ii) 110% of the closing bid price.  On August 15, 2005, a portion of the note payable, in the amount of $98,753, was repaid through the transfer of marketable securities with an equal value.

$ 209,475	$ 299,310

6.

DUE TO SHAREHOLDER

	2005	2004
8% promissory notes from a shareholder repayable on demand with no set terms of repayment	$ 133,708	$ 121,438
Accrued interest	17,150	8,731
	$ 150,858	$ 130,169

7.

FINANCIAL INSTRUMENTS

The carrying value of amounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximates fair values due to the short-term maturity of these financial instruments.

BYRON GLOBAL CORP.

  (Formerly Byron Resources Inc.)

3903 – 2045 Lakeshore Blvd. West,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres@sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE

Q-3 September 30, 2005

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the “Company”), certify that:

1. the Unaudited Report on Form 6-K of the Company for the period ended September 30, 2005 as filed with the Securities and Exchange Commission on November 14, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

BYRON GLOBAL CORP.

November 14, 2005

/s/ Ross McGroarty                                                      /s/ David L. Hynes

Ross McGroarty                                                            David L. Hynes

Chairman of the Board and Secretary                             President, CEO